Concreit Series LLC

1201 3rd Ave Ste 2200

Seattle, WA 98101

September 18, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kibum Park & David Link

Re:         Concreit Series LLC

Request for Withdrawal of Post-Qualification No. 1 to

Offering Statement on Form 1-A

Filed July 17, 2024

File No. 024-12321

To Whom It May Concern,

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Concreit Series LLC (the “Company”) respectfully requests the withdrawal of its Post-Qualification Amendment No. 1 on Form 1-A (File No. 024-12321), together with all exhibits thereto (collectively, the “Offering Statement”), filed with the Securities and Exchange Commission (the “Commission”) on July 17, 2024. The Offering Statement relates to the public offering of certain classes of the Company’s series membership interests (the “Membership Interests”). The Company hereby represents to the Commission that no securities have been sold under this Post-Qualification Amendment.

Per guidance from Commission staff, the Company understands that the offering has terminated and must refile on Form 1-A.

We also respectfully request that a copy of the order consenting to the withdrawal of the Offering Statement be sent to the Company via email at legal@concreit.com. If you have any questions regarding the withdrawal of the Offering Statement, please do not hesitate to contact us via the emails above.

Sincerely,

Concreit Series LLC

By:	/s/ Sean Hsieh
Sean Hsieh
Chief Executive Officer